Amira Foods

Fourth Quarter and Full Year 2013 Earnings Conference Call

June 10, 2013

Operator: Good morning, everyone, and welcome to Amira Nature Foods’ Fourth Quarter and Fiscal Year 2013 Earnings conference call. On the call today are Karan Chanana, Amira’s Chairman and Chief Executive Officer; Ashish Poddar, Chief Financial Officer; and Anil Chawla (ph), Vice President, Legal.

By now, everyone should have access to the earnings release which went out today at approximately 7:00 a.m. Eastern Time. If you’ve not had a chance to review the release, it’s available on the Investor Relations portion of Amira’s website at www.amirafoods.com. This call is being webcast and a replay will be available on Amira’s website, as well as on amirafoods.com.

Before we begin, we’d like to remind everyone that prepared remarks contain forward-looking statements and management may make additional forward-looking statements in response to your questions. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside the Company’s control, that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and those mentioned in the earnings release. Except as required by law, the Company undertakes no obligation to update any forward-looking or other statements herein whether as a result of new information, future events or otherwise.

Also in the Company’s earnings release and in today’s prepared remarks, we include EBITDA, adjusted profit after tax, adjusted earnings per share, which are non-IFRS financial measures. A reconciliation of these non-IFRS measures to the most directly comparable IFRS financial measures are included in the Company’s press release issued earlier today, which has been posted on our website.

And with that, I would like to turn the call over to Karan Chanana, Chairman and CEO.

Karan Chanana: Thanks, Katie. Good morning, everybody. Thank you for joining us. On today’s call, I will provide a brief overview of our financial highlights and provide you with an update of our strategic growth initiatives. Then Ashish will review the financial results for the quarter and the full year in more detail and provide guidance for fiscal year 2014. After that, we will open up the call for your questions.

We are very pleased with our fourth quarter and full-year fiscal 2013 financial results. In the quarter, we continued to execute on our strategic initiatives as we experienced further growth in India and internationally. Revenue for the fourth quarter of fiscal 2013 increased 10.2% to $140.2 million, and for the full year, our annual revenue increased 25.7% to $413.7 million, which exceeded the high end of our annual outlook. The revenue growth in both periods reflects increased sales volume, both in India and internationally.

Our third quarter revenue included $23.6 million associated with shipment of product to a repeat customer, as previously disclosed, while the comparable shipment to this customer was made in the fourth quarter of fiscal 2012. Including this shipment revenue for the fourth quarter of fiscal 2013 would have increased 28.7% to approximately $163.8 million.

Our business continues to benefit from the growing global demand for our products, as well as our strong execution. For those of you new to our story, the core product of our business is Indian specialty rice, particularly basmati, which is a differentiated premium segment of rice. Our superior supply chain and manufacturing capabilities have enabled Amira to position itself as one of the leaders in this growing industry. We also offer value-added innovative products in rice and adjacent categories, including our delicious ready-to-eat category in which we created dry snacks to capitalize on the expanding snack market in India. With our strong product offerings and diverse business model, we have laid the foundation for our future growth and expect that fiscal 2014 will bring another strong year of strong bottom and top line growth.

We remain intensely focused on our key growth strategies, as we have outlined on previous calls. As we look forward to executing on these six pillars of growth, we will continue to drive our business up. I would like to review each strategy and provide an update on our progress with each initiative.

First, accelerate global brand-building and value-added product offerings. We are continuing to evaluate market gaps for our new products and future innovations in complementary categories. Over the next couple of years, we are expanding our production capacity, and as a result, we will reposition for even further innovation to expand our brand and further enhance our portfolio of product offerings.

Second, strengthen our distribution footprint in India. As you know, India has a rapidly growing middle class and demonstrates very attractive demographic trends. We at Amira are focused on strengthening our direct distribution in key locations, as well as expanding our network of distributors. We have expanded the Company-managed distribution centers in India, and we are currently working on new sites for our managed distribution centers, which now are a total of four centers, in line with our expectations. Our team continues to target having Company-managed distribution centers in 15 major cities in India over the next 30 months, which we expect will result in greater market penetration and higher margins.

Third, further develop relationships with key regional partners. We are pleased with our strong relationships with leading global retailers in a number of countries and the potential for growth is tremendous. For example, our basmati rice is in 163 Costco locations in the United States out of the 449, which makes Amira the leading basmati brand at Costco. This represents tremendous progress since we first entered Costco way back in 2010, but we still have ample room to grow within our new and existing retail partnerships.

In addition, this calendar year 2013, we have been able to increase the price of Amira-branded product offerings in the United States by 20%, driven by strong demand for Amira-branded products. The U.S. is a key target growth market for us in fiscal 2014, and we believe this is just the beginning, as we expand retail presence for the Amira brand which has been very well received by consumers wherever we’ve gone so far.

Going ahead, another key retail partner that I would like to highlight is Bharti Wal-Mart in India. The Amira brand was recently awarded the best partner in staples category for the year 2012 at the Bharti Wal-Mart annual supplier conference. We are very proud to have this strong partnership recognized and expanding our business with Bharti Wal-Mart will further expand our brand in India and underscores our success in supplying our Amira-branded products to leading retailers. Costco and Bharti Wal-Mart are just a few examples. We are having success with retailers in a number of markets ranging from the Middle East to Africa. Our distributors are very engaged with a number of potential new customers and are maintaining strong relationships with existing customers.

Fourth, leverage our international presence to enhance branded penetration. To grow our international presence, we are continually working to further educate potential customers about the breadth and depth of Amira product offerings. We attend an average of 12 food shows globally each year and will continue to attend many major food shows across the globe to help expand awareness of our Amira basmati rice and Amira complementary products, by meeting with buyers and consumers from leading international retailers and distributors. At these shows, we meet with leading retailers as well as smaller chains. We are proud to say that Amira’s booth is always amongst the most popular, and our products, including the core basmati rice and the Amira snack products, are always well received.

Our fifth initiative is focused on our expansion into high growth markets. We currently are in over 40 countries and are targeting expansion to over 70 countries in the next five years. We recently announced expansion into two new markets which both represent tremendous potential for Amira. We entered the South Korean market. We have an agreement with a new customer to supply Indian specialty short grain rice for approximately US$8 million. We expect to recognize the revenue in the first and second quarters of fiscal 2014, which is the current fiscal. This is a great example of the vast opportunities for future growth potential. We are confident that we can build upon this relationship and capitalize on future opportunities in South Korea.

Next, we just last week announced our launch into the United Kingdom. We identified the U.K. as a key growth market, and we are very pleased that we have established our business in the U.K. We are selling five different Amira basmati rice products in over 2,230 retail distributorship points, including Morrisons Supermarket. Morrisons is one of the largest supermarket chains in the United Kingdom and—with over 400 stores. The Amira branded product offering in the U.K. is also being sold through food service channels and a Michelin star restaurant. As part of our strategy to expand the Amira brand, we are pleased to first launch our products in the U.K. under the Amira brand, which is a strategy unique to this market. As I’ve said previously, chicken tikka masala is the national dish there and Amira basmati rice is here to serve it up.

As our Company grows, we are increasingly focused on establishing the Amira brand, with the goal of making it a household name to consumers and retailers alike. With Indian cuisine being very popular in the U.K., we are confident that consumers will respond very positively to the premium Amira-branded offering, which we at Amira believe is the new benchmark of basmati quality in the U.K. In addition, one of our core markets, the Middle East, continues to perform well. We recently added two more distributors in the region and plan to continue to expand there to support the increasing demand for Amira’s basmati rice.

Moving ahead, number six, increasing processing capacity and operating efficiencies. With a portion of proceeds from the IPO completed in October 2012, we plan to more than double our processing capacity by building a new state-of-the-art facility. We continue to expect this facility to be completed by fiscal 2015. This will enable us to bring a larger portion of our production base in-house, thereby reducing the need for us to purchase semi- finished products, which should result in improved margin and enhanced quality. Just a reminder, sales for this production capacity doubling already exist.

An update – we have identified a technology partner for the new plant and are in the final stages of negotiation with them for the delivery and supply of the plant and machinery. As we begin fiscal 2014, we are very well positioned to deliver another strong year. Industry growth is extremely encouraging and there are robust opportunities for Amira’s products around the world.

With that, I would like to turn the call over to Ashish to discuss the fourth quarter and the financial results for the full year.

Ashish Poddar: Thank you, Karan. Good morning, everyone. For the fourth fiscal quarter ended March 31st, 2013, we reported revenue of $140.2 million compared to $127.3 million for the same period in fiscal 2012, an increase of 10.2%. This revenue increase was primarily due to increased sales volumes, both in India and internationally. As Karan mentioned, it is important to keep in mind that our revenue in the third quarter of fiscal 2013 included $23.6 million associated with shipment of our product to a repeat customer while the comparable shipment to this customer was made in the fourth quarter of fiscal 2012. Including this shipment, revenue for the fourth quarter ended March 31st, 2013, would have increased by 28.7% to approximately $163.8 million.

Revenue in fourth quarter of fiscal 2013 for our Amira and third party branded products was $138.6 million or 98.8% of total revenue compared to $123.8 million or 97.3% of total revenue in the prior year period. Sales of bulk commodity products to institutional customers in fourth quarter of fiscal 2013 contributed $1.6 million or 1.2% of total revenue compared to $3.5 million or 2.7% of total revenue in the prior year period. This is consistent with our focus on rice and rice related products.

Cost of materials, including change in inventory of finished goods, increased $6 million or 5.9% to $109 million in fourth quarter of fiscal 2013 from $103 million in the same period last year. This increase primarily reflects the growth in our revenue. As a percentage of revenue, cost of material decreased to 77.7% in the fourth quarter of fiscal 2013 compared to 80.9% in the fourth quarter of fiscal 2012.

Profit before tax improved 22.8% to $11.8 million or 8.4% of revenue compared to $9.6 million or 7.6% of revenue for the fourth quarter of fiscal 2012. This strong improvement was due to stronger top line growth, as well as improving leverage in our overall business. EBITDA was $18.1 million or 12.9% of sales in the fourth quarter of fiscal 2013 compared to $16.1 million or 12.7% of sales in the same period last year. Profit after tax for the fourth quarter of fiscal 2013 increased 17.5% to $8.5 million compared to $7.2 million in the same period last year.

Basic and diluted earnings per share was $0.24 for the fourth quarter of fiscal 2013 compared to $0.30 for the fourth quarter of fiscal 2012. For better quarter-over-quarter comparability, after using 35.7 million fully diluted shares, adjusted earnings per share was $0.24 compared to $0.20 in the fourth quarter of fiscal 2012.

Turning briefly to our full year results, in fiscal 2013, net revenue increased 25.7% to $413.7 million compared to $329 million for the same period in fiscal 2012. EBITDA increased 30.5% to $52.2 million compared to $40 million last fiscal year. Profit after tax increased 61.2% to $19.2 million compared to $11.9 million in fiscal year 2012. Excluding non-recurring IPO-related expenses of approximately $1.8 million, adjusted profit after tax increased 75.8% to $21 million compared to $11.9 million in fiscal 2012. Basic and diluted earnings per share for fiscal 2013 was $0.63 compared to $0.49 in fiscal 2012. For better year-over-year comparability, after adjusting for non-recurring IPO-related expenses and using 35.7 million fully diluted shares, adjusted earnings per share was $0.59 in fiscal 2013 compared to $0.33 in fiscal 2012.

Turning to our balance sheet, at March 31st, 2013, our cash balance was $33.3 million. As many of you are aware, on October 15th, 2012, we completed an initial public offering and received approximately $81 million in net proceeds. We have used approximately $52 million of these net proceeds to reduce a portion of our indebtedness and will use approximately $25 million to invest in our plan expansion. We retained $4 million to fund future operating expenses through 2015, of which 3.8 million remains. We had net debt of $128.3 million as of March 31st, 2013. After our successful listing in the U.S. last year, we have the opportunity to refinance some of our high cost Indian debt, which will reduce the cost of our debt by lowering our net interest rate.

As of March 31st, 2013, inventory was $181.5 million, or a decrease of 8.1% or $16 million, over $197.5 million as of December 31st, 2012. Our inventory position will further decrease going forward over the next seven months, consistent with our historical trends. At year end fiscal 2013, trade receivables was $66.8 million, a decrease of 8.3% or $6 million over $72.8 million as of December 31st, 2012.

Turning to our outlook, in the full year fiscal 2014, we expect revenue to grow to between $480 million to $507 million, EBITDA to grow to between $62 million to $66 million. This is in line with our previously stated long-term guidance.

Now I would like to turn the call back to Karan for final comments. Thank you.

Karan Chanana: Thanks, Ashish. As you can tell from Ashish’s summary, financially, 2013 was a great year for Amira and we are positioned to deliver very strong financial results for the financial year 2014. Just a reminder for those who are new to us, our long-term guidance has been to be building our $1 bn company in three to five years and to have an EBITDA of US$150 million in the same time period.

And with that, I’d like to open up the call for your questions. Operator?

Operator: Thank you. We will now be conducting a question and answer session. If you would like to ask a question, please press star, one on your telephone keypad. A confirmation tone will indicate your line is in the question queue. You may press star, two if you would like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. One moment, please, while we poll for questions.

Our first question comes from the line of Eric Katzman with Deutsche Bank. Please proceed with your question.

Eric Katzman: Hi, everybody.

Karan Chanana: Hi, Eric.

Eric Katzman: I guess the first question, you know, after the last conference call, there were some issues around the inventory and how much had built up, and I was wondering if you can kind of contrast; since we don’t have that many years of information, can you kind of go into a little bit more detail as to how inventory typically builds and then is converted into product and sold for cash over time, and how you see fiscal ’14 playing out in that regard?

Karan Chanana: Eric, a good question. Inventory is a direct relation of the nature of our business. The business of basmati rice requires aging of inventory and that is why the inventory is high. Our harvest year starts October through January. That’s why in the last—in the third quarter of our fiscal, you saw inventory at its high, ended 31st December. Inventory is lower than 31st December for the year ended 31st March, and it progressively gets lower in the first and second quarter of the current financial year we are in and then builds up again due to the nature of when the harvest happens. That is in line and it is natural for that to happen year-on-year.

Eric Katzman: Okay. And I think that we may have talked about this in the past, but you have a core group of banks that have been lending to you for some time. Can you talk about them as a consortium, and they are, I assume, over time comfortable with the level of inventory that you keep?

Karan Chanana: Absolutely. We have actually a consortium of banks who work together to give us working capital lending, which is all backed by our stock, and they are very comfortable to give us more as we keep growing and that’s exactly what they have told us in writing as well.

Now, I presume your next question will be on our debt refi. I am glad that now that our year end audited results are public, that is also something I would like to say here that we are now going to be aggressively working on. We had soft conversations with a number of banks and they were all very positive; however, everybody wondered if financial year end audited numbers, especially since we went public in October, and so we’re actively working on that going ahead now.

Eric Katzman: So just to kind of follow up on that, Karan, when you talk about fiscal ’14, you’ve talked about the sales growth and EBITDA growth as targets. Can you give us some guidance on what you expect some of the other financial items to be, so at this point, what should we assume for interest expense, what should we assume for a tax rate to try to get down to an earnings per share figure?

Karan Chanana: Eric, in our guidance, we have not modeled in any refi benefit, or we assume the—and we assume the tax rate to be the same as fiscal ’13. So what I am saying is any benefits which utter from both of these have not been factored into our guidance.

Eric Katzman: Okay, and then I have two more questions. One, just kind of what—how do you see demand for just overall basmati rice? Do you see—you know, there are obviously a number of changes occurring in the world economy; China may be slowing down a bit, Europe is struggling, the U.S. getting a bit better. Do you see any change in terms of demand for the overall category?

And then unrelated but there have been questions, Karan, I guess to you as to are you interested in selling stock maybe now that you’re done with the quiet period? Can you address those head-on as to kind of where you see your ownership relative to the valuation and the speculation that you are a quick seller of shares? Thank you.

Karan Chanana: Okay, now let’s talk on the demand. I see the demand being consistent as it is as the moment, and strong. To your question about China, we at Amira attended our first food fair in China last month, and we had a good response. We hope to build on our first exposure and get in there. Just a reminder, China is not yet a market for basmati rice, as it—because there was limited—there was no access for basmati rice until a few months ago. Now, as this market builds out, you can only expect demand to get stronger and we have not modeled that in yet. For the rest of the world, the demand remains strong. Basmati rice is a staple, and like I said, we have increased price in the U.S. of the Amira-branded products by 20% this calendar year alone and the market still remains strong, so we are confident about that.

Now for your question about my personal holdings, I said it in a press release early April when my blackout period ended – I am not a seller, and I reiterate that again, I am not a seller, and given the opportunity, I might be a buyer. So I feel the stock is hugely undervalued given our performance and our guidance, so that’s exactly where I stand.

Eric Katzman: Thanks for that. I’ll pass it on.

Karan Chanana: Thank you.

Operator: Thank you. Our next question comes from the line of Thilo Wrede with Jefferies & Company. Please proceed with your question.

Thilo Wrede: Good morning, everybody.

Karan Chanana: Morning, Thilo.

Thilo Wrede: Karan, is there any reason why you would not assume an improvement in your tax rate given the British Virgin Islands registration of the Company?

Karan Chanana: Thilo, the tax rate benefit would come to us as we move more sales internationally. I understand BVI, but the question is the operating companies are in India, UAE, California in the U.S., and other jurisdictions besides the UA are all tax base jurisdictions. As we move sales more towards them and financing internationally is only when the tax benefit will come. To be—to answer your question straight, we have been very conservative in our guidance and also in our modeling, and that’s why we have not factored that in.

Thilo Wrede: Okay, great. And then maybe you can provide a little bit more color on the U.K. market entry, and is the target for the U.K. still to be in about 7,000 stores by the end of the year?

Karan Chanana: Okay, 7,000 is the distribution points. We have covered a little over 2,000 distribution points with the Morrisons launch which was completed last week of May. We started putting out product second week of May and rolled out to all their stores by end of May. This is a very positive and healthy sign, and we are proud to say that we are today, on their shelves, the highest selling brand in terms of per unit value. It’s too early to give you color on the sales because we haven’t even been there long enough to judge that, but the signs are encouraging and we hope to cover the 7,000 distribution points as planned.

Thilo Wrede: And that’s by the end of the year, the 7,000?

Karan Chanana: Yes, that’s the targeted plan, by end of the year. It could spill over into January because end of the year is Christmas, so that flexibility remains.

Thilo Wrede: Okay, and then last question I had for you – where do you stand on the expansion in the U.S.? My understanding is that you would need a bigger management team in the U.S., for example. Where do you stand on putting that team together?

Karan Chanana: As a matter of fact, I have been actively meeting people and doing interviews, and we will put the management team in place very soon.

Thilo Wrede: Okay, thank you.

Karan Chanana: Thank you.

Operator: Thank you. Ladies and gentlemen, as a reminder, it is star, one to ask a question at this time. Our next question comes from the line of Akshay Jagdale with Keybanc Capital Markets. Please proceed with your question.

Akshay Jagdale: Hi, good morning. Can you hear me?

Karan Chanana: Good morning. Yes, Akshay.

Akshay Jagdale: Good morning. Can you just give us some color, Karan, on what drove your growth in fiscal ’13 from a volume and price perspective, and also what kind of growth you’re expecting from a volume perspective for ’14 in terms of what your guidance is? Thank you.

Karan Chanana: In our guidance, we have given you absolute numbers. We have not broken it out into volume and value, but you can presume, if you like, that it will be half and half in comparison. But we have not guided to any particular numbers because we don’t share those.

Akshay Jagdale: Okay, and then can you just give us some color on where you think the market is growing, or in this quarter that you reported, give us some color on sort of international growth versus domestic, how your businesses grew?

Karan Chanana: The India business grew sharply. We have four DCs running now versus one, and we expect India growth to be strong. We are expanding in the Middle East as well, so demand remains strong. Europe was better than earlier quarters, so overall growth is well fanned out. In the U.S., we raised prices by approximately 20%, and as we expand on our management team, we expect to build out more in the U.S. itself and hopefully bring the product to a store near you.

Akshay Jagdale: Okay, great. And then you—I don’t know if you mentioned this on the call – sorry, I jumped on a few minutes late – but you had put out a press release recently that you signed a contract for the year with one of your largest customers. Can you share a few more details on that? I mean, the dollar number was pretty significant, but can you help us understand sort of what kind of growth was embedded in that particular customer’s order?

Karan Chanana: Akshay, what I can share with you is the following: The order was a repeat customer. The revenue would be recognized by the third and fourth quarter of this fiscal year, which is in line with the aging of the product, and the per unit value was higher, keeping in line with the higher pricing this year has seen.

Akshay Jagdale: Okay, and then just can you also give us some color on the harvest itself, what your estimate is on how big the harvest was? Because there’s—you know, obviously some of your competitors—as I have shared with you in private, I mean some of your competitors think the crop was down pretty significantly, but I think you guys may have a different view. So please give us a sense of what you think the harvest is and where your inventory position is. I think you had mentioned on the last call that you had strategically took some additional inventory because you thought that it was at good pricing, so any color you can give on that would be great.

Karan Chanana: You know, the harvest, we still believe the harvest was flattish and the reason for the same is that basmati sales have been going up as planned, not only for Amira but for the whole industry and that will not be possible if the harvest was down, so that’s one clear thing, so it’s flattish. Secondly on our inventory, yes, on the December quarter ended on the call, I said we took the right decision, and you can see it now, the per unit value sales is higher, the pricing is stronger. So it just vindicates our long-term insight into this business and almost a century of history of having done it.

Akshay Jagdale: Okay, and just one last one on your guidance for 2014. I understand that at midpoint, maybe it’s slightly below, I think one percentage point or so below your long-term guidance, but you do have a pretty wide range, and I understand that’s prudent given that you are just beginning the year. But can you help us understand sort of what are the factors that would bridge the gap in the range? Like, what factors might make the yearly growth be 16% versus 25% in ’14? I’m just trying to get a sense of what the risk is on these numbers and where there could be upside.

Karan Chanana: It’s simple. We have been conservative in our guidance, as all the bankers have always told us, and we are just following what we have been told. It’s a prudent, very conservative strategy, and you can see from our past quarters and the financial year what we really do, and we’d like to do what we are best at, give our guidance and try and do the best of it.

Akshay Jagdale: Okay, great. Thank you very much. I’ll pass it on.

Karan Chanana: Thank you.

Operator: Thank you. There are no further questions at this time. I’d like to turn the floor back over to management for closing comments.

Karan Chanana: Yes, I’d like to thank everybody and, you know, we’ve had a great year. We look forward to another great year, and we will be there at the Jefferies conference presenting, and post that, I will be, as promised, in the States (ph) every quarter, and whoever would like to meet with me, you could contact Katie at ICR, and I look forward to seeing more of all of you. And thank you very much.

Operator: Thank you. This concludes today’s teleconference. You may disconnect your lines at this time. Thank you for your participation.